EXHIBIT D

FIRST FINANCIAL HOLDINGS, INC.

Corporate Governance/Nominating
Committee Charter

Purpose of the Corporate Governance/Nominating Committee

     Members of the Corporation's Corporate Governance/Nominating Committee are appointed by the Board of Directors ("Board") to assist the Board in fulfilling its oversight responsibilities. The primary duties and responsibilities of the Corporate Governance/Nominating Committee are to:

  Assess Board and committee membership needs; and

  Implement policies and processes regarding corporate governance matters.

Composition of the Corporate Governance/Nominating Committee

     Corporate Governance/Nominating Committee members shall meet the requirements of the Nasdaq National Market. The Corporate Governance/Nominating Committee shall be comprised of at least [three] members as determined by the Board of Directors, each of whom shall be independent, non-executive directors, free from any relationship that would interfere with the exercise of his or her independent judgment.

Corporate Governance/Nominating Committee Meetings

     The Corporate Governance/Nominating Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Corporate Governance/Nominating Committee Chairman (with input from Corporate Governance/Nominating Committee members, management and key Corporate Governance/ Nominating Committee advisors) shall prepare and/or approve an agenda in advance of each meeting.

Committee Responsibilities and Duties

Board Composition

  Develop policies on the size and composition of the Board, including criteria for Board membership such as independence requirements.

  Consider, recommend and recruit candidates to fill new Board positions.

  Review candidates recommended by stockholders.

  Engage independent consultants, as necessary, to identify candidates.

  Conduct the appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates.

  Recommend nominees for approval by the stockholders at the annual meeting.

  On an annual basis, review the performance of the Board and its members.

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  Corporate Governance/Nominating Committee Composition

  Develop policies on the size and composition of each of the committees of the Board, including criteria for committee membership.

  Advise the Board regarding committee member qualifications.

  Advise the Board regarding committee member appointments and removals.

  On an annual basis, review the performance of the Board committees and their members.

  Succession Planning for Executive Officers

  Develop policies regarding the qualifications of executive officers.

  Consider, recommend and recruit candidates to fill vacant positions.

  Engage independent consultants, as necessary, to identify candidates.

  Conduct the appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates.

  Corporate Governance

  Develop and recommend to the Board a set of corporate governance principles applicable to the Corporation, including, but not limited to: policies for evaluation of the Board and Chairman; election and reelection of Board members; Board orientation and education; and succession planning for Board members.

  On an annual basis, review and reassess the adequacy of the corporate governance principles.

  Serve in an advisory capacity to the Board and the Chairman of the Board on matters of organizational and governance structure of the Corporation and the conduct of the Board.

  Review the Bylaws of the Corporation and recommend to the Board any necessary changes.

  Prepare an initial draft of annual Board goals and objectives for the Board's review and approval.

  Miscellaneous

  Maintain minutes of meetings and circulate minutes to the full Board.

  Make regular reports to the Board.

  At least annually, review and update (if necessary) this Charter as conditions dictate.

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